                                                                   EXHIBIT 12(a)

STATEMENT RE COMPUTATION OF RATIOS
PROVIDENT FINANCIAL GROUP, INC.
Computation of the Ratio of Earnings to Combined Fixed Charges and Preferred
 Stock Dividends
(in thousands)

                                                           Three Month
                                                              Ended                                 Year Ended
                                                            March 31,                               December 31,
                                                    ------------------------   ---------------------------------------------------
                                                       1999           1998        1998       1997       1996       1995       1994
                                                    ------------------------   ---------------------------------------------------
Earnings:
--------
Net Income                                              $ 33,755   $ 30,660    $114,952   $107,437   $ 78,145   $ 71,860  $ 57,666
Total Provision (Benefit) for Income Taxes                18,379     16,090      61,122     57,093     41,198     35,306    29,871
Income before income tax provision (benefit)              52,134     46,750     176,074    164,530    119,343    107,166    87,537
Fixed charges, excluding interest on deposits             30,513     26,699     128,567     90,603     89,517     69,247    41,078
Fixed charges, including interest on deposits             85,681     81,385     350,873    312,052    282,456    261,644   165,314
Adjusted earnings, excluding interest on deposits         82,647     73,449     304,641    255,133    208,860    176,413   128,615
Adjusted earnings, including interest on deposits        137,815    128,135     526,947    476,582    401,799    368,810   252,851

Fixed Charges:
-------------
Total Interest Expense                                  $ 85,681   $ 81,385    $350,873   $312,052   $282,456   $261,644  $165,314
Interest on deposits                                      55,168     54,686     222,306    221,449    192,939    192,397   124,236
Dividend requirement of preferred stock                      217        198         791        712        536      2,437     2,971
Adjustment to compute pretax preferred dividend              117        107         426        383        289      1,312     1,600
Fixed charges, excluding interest on deposits             30,847     27,004     129,784     91,698     90,342     72,996    45,649
Fixed charges, including interest on deposits             86,015     81,690     352,090    313,147    283,281    265,393   169,885

Ratio of Earnings to Fixed Charges:
----------------------------------
Excluding interest on deposits                              2.68       2.72        2.35       2.78       2.31       2.42      2.82
Including interest on deposits                              1.60       1.57        1.50       1.52       1.42       1.39      1.49